Red Eye Louie's Inc

ANNUAL REPORT

5619 Canongate Lane
Birmingham, AL 35242
(205) 980-0900
https://redeyelouies.com/

This Annual Report is dated April 23, 2026.

BUSINESS

Red Eye Louie's Inc. ("Red Eye Louie's" or the "Company") is a C-Corporation organized under the laws of the state of Alabama.

Red Eye Louie's Inc is a manufacturer of Alcholic beverages under many trademarks like RUMQUILA & WHISQUILA. We are selling our products in USA as well in overseas markets. Our main products are Blends but we are also creating additional brands to sell Vodka, Gin, Rum, Tequila and Bourbon.

The Company was originally formed as VODQUILA LLC in Alabama in 2011. In 2018, the Company converted to a corporation, Red Eye Louie's Inc., in Alabama to further develop the brand and multiple product lines.

Other Trademarks

A Trademark application was filed by another company from New York on 02/08/2011, about 3 weeks prior to our filing, for registering VODKILA. Their TM was granted as they filed first. We filed VODQUILA TM on 03/01/2011. We have contested it based on First in USE, but have been unsuccessful in the USPTO trials. Based on our knowledge, the other company is not doing much business nationally. They currently focus only in NY and a couple of more states. We are in negotiations with them to have concurrent use and a no contest agreement. Civil Trials can be expensive so we have been trying to avoid that as a potential outcome.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $250,981.23
Number of Securities Sold: 255,758
Use of proceeds: For Marketing, Inventory of existing products and new Launch of Tequila Plata
Date: October 27, 2021
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

We have been in operation since 2011. We do have seasonal cycles in wine and spirits industry i.e. summers are better than spring and Holiday season is when we make about 40% of sales of the year. Main source of revenue is sales of VODQUILA Brand and that will continue to grow for foreseeable future. The 2025 was an exceptional year as we faced lot of import duties from our Glass bottles and packaging material coming from China. The cost of goods went up significantly.

Results of operations

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue

Revenue for fiscal year 2025 was $1,001,697 a decrease of about 24% compared to fiscal year 2024 revenue of $1,322,564. In new economic environment our higher-margin U.S. sales were down by only 24% year over year, but our international sales suffered a lot with more than 40% decline in international sales. We believe that the decline in international sales resulted from us having more concentrated focus on U.S. sales in 2025. We believe that the U.S. is the most important market for us to demonstrate success with our distilled spirits, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2025.
Cost of sales

Cost of sales in 2025 was $623,404, a decrease of approximately $208,058 from costs of sales $831,462 in fiscal year 2024. The decrease was mainly due to "The Craft Beverage Modernization and Tax Reform Act (CMBTRA)". It provided us a deep discount on Federal Taxes as part of the Cost of Sales.

Gross margins

2025 gross profit decreased by $112,809 over 2024 gross profits and gross margins as a percentage of revenues increased to 37.7% from 37.1% in 2024. This increased margin performance was affected by "The Craft Beverage Modernization and Tax Reform Act (CMBTRA)".

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks, as well as research and development expenses. Expenses in 2025 increased $126,072 from 2024.

Historical results and cash flows:

The historical results for 2025 and 2024 are not typical of our performance over the years, as 2025 has seen a decrease of 24% in sales because of the market destabilization from the new tariff wars and uncertain economic future.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 7381.

Debt

Creditor: Chander Arora
Outstanding balance: 0
Interest rate: 0%
Material terms: Loan from the Company CEO, Chander Arora. Currently outstanding at 0.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chander Arora

Chander Arora's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, and Director
Dates of Service: February 2011 — Present
Responsibilities: Administrative, Financial, Production and Innovation. Chander currently receives $2547.26 per week in salary. Equity ownership of 15M Common Stock.
Other business experience in the past three years:

Employer: Selterz, Inc
Title: President
Dates of Service: January 2000 — Present
Responsibilities: Running and Managing the Real Estate, C Stores, Franchised Restaurants like Subway and Qdoba ETC

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chander Arora
Amount and nature of Beneficial ownership: 15,000,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Person: Chander Arora
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Loan from CEO, Founder and Director Chander Arora.
Material Terms: Currently outstanding at $0.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 20,000,000
• Outstanding: 15,255,758
• Voting Rights: 1 vote per share. Please see Voting Rights of Securities Sold in this Offering.
• Material Rights: Votings Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Red Eye Louie's Inc (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is

an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blended Spirits is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company has a signed, Trademark Assignment for many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable

to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell products is dependent on regulatory agencies, such as the FDA (Food and Drug Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Red Eye Louie's Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Red Eye Louie's Inc. could harm our reputation and materially negatively impact our financial condition and business.

Trademark Dispute VODQUILA vs. VODKILA.
A Trademark application was filed by another company from New York on 02/08/2011, about 3 weeks prior to our filing, for registering VODKILA. Their TM was granted as they filed first. We filed VODQUILA TM on 03/01/2011. We have contested it based on First in USE, but have been unsuccessful in the USPTO trials. Based on our knowledge, the other company is not doing much business nationally. They currently focus only in NY and a couple of more states. We are in negotiations with them to have concurrent use and a no contest agreement. Civil Trials can be expensive so we have been trying to avoid that as a potential outcome.

Trademark Ownership

Currently, Chander Arora is the registered owner of certain Trademarks pertaining to the Company's products. Mr. Arora has executed a Trademark assignment agreement to assign all ownership rights to the company, Red Eye Louie's Inc. In addition, new trademarks related to future brands are being registered under the company's name.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Red Eye Louie's Inc
By /s/ *Chander Arora*
Title: Founder & CEO

By /s/ *Chander Arora*
Name: Chander Arora
Title: Founder & CEO

By /s/ *Chander Arora*
Name: Chander Arora
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Red Eye Louie's, Inc.

Unaudited Financial Statements

For the years ended December 31, 2025 and 2024



CAP CONSULTING, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 20, 2026

To: Board of Directors, RED EYE LOUIE'S, INC.

Re: 2025-2024 Financial Statement Review

We have reviewed the accompanying financial statements of RED EYE LOUIE'S, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2025 and 2024, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

CHAD A. POIST, CPA
500 River Highlands Way
Hoover, AL 35244
205.515.4652

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

CAP Consulting, LLC

RED EYE LOUIE'S, INC.
BALANCE SHEET
As of December 31, 2025 and 2024
See Accountant's Review Report and Notes to the Financial Statement
(Unaudited)

ASSETS		2025		2024
Current Assets				
Cash and cash equivalents	$	7,381	$	68,670
Accounts receivable		63,344		130,055
Inventory		576,368		582,480
Total current assets		647,093		781,205
Fixed assets, net of accumulated depreciation		11,398		13,166
Total Assets	$	658,491	$	794,371
LIABILITIES AND OWNERS* EQUITY				
Current Liabilities				
Accounts payable	$	59,271	$	16,073
Other current liabilities		58,280		4,866
Total Current Liabilities		117,551		20,939
Notes payable, long-term		109,422		130,780
Notes payable, related party		0		2,500
Total Liabilities		226,973		154,219
OWNERS' EQUITY				
Common Stock (20,000,000 shares of $0.0001 par stock authorized, 15,000,000 and 1,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively), net of common stock receivable		261,687		261,687
Retained earnings		169,831		378,465
Total Owners' Equity		431,518		640,152
Total Liabilities and Owners' Equity	$	658,491	$	794,371

RED EYE LOUIE'S, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2025 and 2024
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2025	2024
Revenues, net	$ 1,001,697	$ 1,322,564
Less: Cost of goods sold	623,404	831,462
Gross profit	378,293	491,102
Operating expenses		
Selling, general and administrative	502,808	377,110
Selling expenses and commissions	64,553	67,119
Marketing and adverting	19,566	16,626
Total operating expenses	586,927	460,855
Net operating Income (Loss)	-208,634	30,247
Interest income (expense)	0	0
Tax provision (benefit)	0	-8,727
Net Income (Loss)	$ (208,634)	$ 21,520

RED EYE LOUIE'S, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2025 and 2024
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Retained Earnings	Total Owners' Equity
Balance as of January 1, 2024	356,945	618,632
Conversion from Vodquila LLC to Red Eye Louie's Inc.		0
Net income (loss)	21.520	21,520
Balance as of December 31, 2024	378,465	640,152
Share issuances to founder	0	0
Net income (loss)	-208,634	-208,634
Balance as of December 31, 2025	169,831	431,518

RED EYE LOUIE'S, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2025 and 2024
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2025	2024
Operating Activities		
Net Income (Loss)	$ (208,634)	$ 21,520
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
(Increase) Decrease in accounts receivable	66,711	30,285
(Increase) Decrease in inventory	6,112	56,013
(Increase) Decrease in other current assets	0	0
Increase (Decrease) in accounts payable	43,198	(4,998)
Increase (Decrease) in other current liabilities	(4,866)	8,727
Net cash used in operating activities	(97,479)	111,547
Investing Activities		
Accumulated depreciation	1,768	6,734
Purchase of fixed assets	0	(3,199)
Net cash used in investing activities	1,768	3,535
Financing Activities		
Capital fund raising	58,280	0
Proceeds/(pay down) from long-term notes payable	(23,858)	(124,517)
Net change in cash from financing activities	34,422	(124,517)
Net change in cash and cash equivalents	$ (61,289)	$ (9,435)
Cash and cash equivalents at beginning of period	$ 68,670	$ 78,105
Cash and cash equivalents at end of period	$ 7,381	$ 68,670

RED EYE LOUIE'S, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2025
(UNAUDITED)

NOTE 1 - NATURE OF OPERATIONS

RED EYE LOUIE'S, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Alabama on February 18, 2011 as Vodquila LLC until converting to a corporation and changing its name in April 2018. The Company produces, distributes and provides e-commerce retail of alcoholic beverages and is headquartered in Alabama.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2025 and December 31, 2024 the Company had $7,381 and $68,670.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2025 and 2024, the Company had net fixed assets of $11,398 and $13,166, and had not yet begun to depreciate the fixed assets acquired in 2019

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 - Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
The Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss. The Company had the inventory balances as of December 31, 2025 and 2024 of $576,368 and $582,480, respectively.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its products. The Company records the revenue when the products have been delivered to their customers.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31,2025 and 2024, the Company had $63,344 and $130,055 of accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The Company does not believe that any of the accounts receivable balance is reasonably uncollectible at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June 2019, FASB amended ASU No. 2019-07, Compensation - Stock Compensation, to expand the scope of Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15,2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15,2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 - GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2013 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4-DEBT

The Company has borrowed certain sums to finance its growth. The Company maintains a line of credit with Servis 1st Bank as well as an interest-free loan from its founder and chief executive, Mr. Chander Arora.

NOTE 5 - INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2025 and 2024. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7-EQUITY

The Company has a single class of common stock. The Company has authorized 20,000,000 common shares with $0.0001 par value. As of December 31, 2025 and 2024, the Company had 15,000,000 and 1,000 shares issued and outstanding all of which are beneficially owned by the Company's founder and chief executive officer, Mr. Arora. Each share of common stock is entitled to a single vote in corporate matters.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company pays its chief executive, Mr. Arora, receives a salary of $2,000 per week. Additionally, Mr. Arora has loaned the Company approximately $0 as of the date of these financial statements.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 - SUBSEQUENT EVENTS

Anticipated Crowdfimded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds. The securities offered include up to 1,070,000 shares of common stock. The Company received capital funding of $261,687 representing $1 par value and no voting rights.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 27, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.